Exhibit 99.2

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors

South Bow Corporation:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of South Bow Corporation (the Company) as of December 31, 2024 and 2023, the related consolidated statements of income, comprehensive income, cash flows and changes in shareholders’ equity for each of the years in the two-year period ended December 31, 2024, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

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Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that is communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Allocation to the Company of corporate expenses incurred by TC Energy

As discussed in Note 2 to the consolidated financial statements, on July 27, 2023, TC Energy Corporation (“TC Energy” or the “Former Parent”) announced plans to separate into two independent, investment-grade, publicly listed companies through the proposed spinoff of its Liquids Pipelines business (the “Spinoff”). On October 1, 2024, the Company completed the Spinoff from its Former Parent and formed a new publicly traded Company named South Bow Corporation. Prior to the Spinoff, the Company operated as a business unit within TC Energy. The consolidated financial statements present the historical results of operations, comprehensive income, cash flows, changes in shareholders’ equity and the financial position as if the Company had always existed and operated as a stand-alone reporting entity. As a result, the consolidated statements of income and the balance sheets include indirect costs incurred by TC Energy that were attributable to the operations of the Company prior to the Spinoff. Indirect costs are the costs of support functions that are provided on a centralized basis by TC Energy and its affiliates (corporate expenses). Corporate expenses have been allocated to the Company based on a specific identification basis or, when specific identification is not practicable, a proportional cost allocation method primarily based on fully burdened internal labour costs, the value of in-service gross property, plant and equipment or other allocation methods that are considered to be a reasonable reflection of the utilization of services provided or benefit received by the Company during the periods presented, depending on the nature of the underlying expenditure. As discussed in Note 26 to the consolidated financial statements, in 2024, the Company recorded $94 million of allocated corporate expenses from TC Energy.

We identified the assessment of the allocation to the Company of corporate expenses incurred by TC Energy as a critical audit matter. The complexity of TC Energy’s process for the determination of allocated corporate expenses to the Company involved significant audit effort and required complex auditor judgements.

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The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the critical audit matter. This included controls related to TC Energy’s determination of corporate expenses allocated to the Company. In addition, we performed the following:

•we evaluated the corporate cost allocation methodology used by TC Energy to allocate corporate expenses to the Company by comparing it to TC Energy’s stated policies and practices for corporate cost allocations
•we evaluated reasonableness of the corporate cost allocation methodology by assessing the nature of the underlying expenditure relative to the allocation relationships used in the allocation process
•we assessed the accuracy of allocated corporate expenses by:
•comparing a selection of centralized indirect costs incurred by TC Energy to underlying source documentation;
•reperforming the calculation in the model used to allocate costs to the Company in accordance with TC Energy’s corporate cost allocation methodology.

/s/ KPMG LLP

Chartered Professional Accountants

We have served as the Company’s auditor since 2023.

Calgary, Canada
March 5, 2025
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Consolidated Balance Sheets

		December 31,
U.S.$ millions	Note	2024	2023
ASSETS
Current Assets
Cash and cash equivalents		397	262
Accounts receivable		1,190	1,344
Inventories	8	207	160
Environmental provision recovery	14	—	141
Contractual recoveries		63	63
Other current assets	7	341	644
Total Current Assets		2,198	2,614
Plant, Property and Equipment	9	8,206	8,428
Equity Investments	11	732	813
Deferred Tax Assets	16	16	6
Other Long-term Assets	12	177	171
TOTAL ASSETS		11,329	12,032
LIABILITIES
Current Liabilities
Accounts payable and other	13	1,544	2,075
Dividends payable	19	104	—
Accrued interest	18	113	—
Total Current Liabilities		1,761	2,075
Other Long-term Liabilities	15	140	110
Senior Unsecured Notes	18	4,629	—
Junior Subordinated Notes	18	1,087	—
Long-term Debt due to Former Parent	18	—	5,967
Deferred Income Tax Liabilities	16	1,102	1,040
Total Liabilities		8,719	9,192
SHAREHOLDERS' EQUITY
Common shares (2024 - 208 million shares, 2023 - nil)	19	2,196	—
Former Parent's net investment		—	2,968
Additional paid-in capital		661	—
Retained deficit		(49)	—
Accumulated other comprehensive loss		(198)	(128)
Total Shareholders' Equity		2,610	2,840
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		11,329	12,032
Commitments, Contingencies, and Guarantees (Note 24)
Variable Interest Entities (Note 25)
See accompanying notes to the consolidated financial statements.
On behalf of the Board of Directors of South Bow Corporation:

/s/ Hal Kvisle	/s/ Shannon Ryhorchuk
Hal Kvisle, Board Chair and Director	Shannon Ryhorchuk, Director and Audit Committee Chair
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Consolidated Statements of Income

		Years Ended December 31,
U.S.$ millions	Note	2024	2023
Revenues	6	2,120	2,005
Income from equity investments	11	49	50
Operating and Other Expenses
Plant operating costs and other		738	710
Commodity purchases resold		376	351
Depreciation and amortization	9	246	244
Other		15	—
		1,375	1,305

Interest expense	18	388	220
Interest income and other	18	(12)	(32)
		376	188
Income before Income Taxes		418	562
Income tax expense
Current	16	43	53
Deferred	16	59	67
		102	120
Net Income		316	442

Net Income per Common Share - basic	20	1.52	2.13
Net Income per Common Share - diluted	20	1.52	2.13

Weighted Average Number of Common Shares (millions) - basic		208	208
Weighted Average Number of Common Shares (millions) - diluted		208	208
Consolidated Statements of Comprehensive Income

		Years Ended December 31,
U.S.$ millions	Note	2024	2023
Net income		316	442
Foreign currency translation - net investment hedge		(67)	—
Foreign currency translation - other		(9)	(3)
Separation-related pension adjustment		3	—
Changes in pension estimate	21	3	—
Comprehensive Income		246	439
See accompanying notes to the consolidated financial statements.
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Consolidated Statements of Cash Flows

		Years Ended December 31,
U.S.$ millions	Note	2024	2023
Operating Activities
Net income		316	442
Depreciation and amortization	9	246	244
Write downs		7	—
Deferred income taxes	16	59	67
Income from equity investments	11	(49)	(50)
Distributions received from operating activities of equity investments	11	70	71
Unrealized losses on financial instruments	22	6	26
Other		5	13
Non-cash foreign exchange on senior long-term debt issued		(69)	—
Increase in operating working capital	23	(62)	(34)
Net cash provided by operations		529	779
Investing Activities
Capital expenditures		(122)	(37)
Keystone XL contractual recoveries		5	8
Proceeds from sales of assets, net of transaction costs		38	93
Deferred amounts and other		(1)	(2)
Net cash (used in) provided by investing activities		(80)	62
Financing Activities
Senior unsecured debt issued, net of issue costs	18	3,448	621
Junior subordinated debt issued, net of issue costs	18	1,087	—
Long-term debt repaid to affiliates of Former Parent	18	(4,722)	(971)
Exercised stock options	19	9	—
Parent's net investment distributions, net		(121)	(190)
Other		(8)	(37)
Net cash used in financing activities		(307)	(577)
Effect of foreign exchange rate changes on cash and cash equivalents		(7)	(6)
Increase in cash and cash equivalents		135	258

Cash and Cash Equivalents, Beginning of Year		262	4

Cash and Cash Equivalents, End of Year		397	262
Supplementary cash flow information
Cash paid of income taxes		49	34
Capital expenditures non-cash accruals		19	10
See accompanying notes to the consolidated financial statements.
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Consolidated Statements of Changes in Shareholders' Equity

U.S.$ millions	Note	Parent Net Investment	Share Capital	APIC [1]	Retained Deficit	AOCI [2]	Total
December 31, 2022		7,648	—	—	—	(125)	7,523
Net income		442	—	—	—	—	442
Distributions, net		(5,122)	—	—	—	—	(5,122)
Foreign currency translation		—	—	—	—	(3)	(3)
December 31, 2023		2,968	—	—	—	(128)	2,840
Distributions (to) from Former Parent		(3,229)	—	661	—	3	(2,565)
Net Income		261	—	—	55	—	316
Issuance of common shares	19	—	2,187	—	—	—	2,187
Exercise of stock options	19	—	9	—	—	—	9
Dividends declared	19	—	—	—	(104)	—	(104)
Change in pension estimates	21	—	—	—	—	3	3
Foreign currency translation - net investment hedge		—	—	—	—	(67)	(67)
Foreign currency translation - other		—	—	—	—	(9)	(9)
December 31, 2024		—	2,196	661	(49)	(198)	2,610
1.Additional paid-in capital.
2.Accumulated other comprehensive income (loss).
See accompanying notes to the consolidated financial statements.
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Notes to the Consolidated Financial Statements
1. Description of the Business
South Bow Corporation ("South Bow" or the "Company") is a critical energy infrastructure company that owns and operates liquids pipelines and facilities extending across Canada and the United States ("U.S."), connecting significant crude oil supply to key refining and demand markets in the U.S. Midwest and Gulf Coast. South Bow's operations are presented in three reportable segments: Keystone Pipeline System, Marketing, and Intra-Alberta & Other.
2. Basis of Presentation and Accounting Policies
On July 27, 2023, TC Energy Corporation ("TC Energy" or the "Former Parent") announced plans to separate into two independent, investment-grade, publicly listed companies through the proposed spinoff of its Liquids Pipelines business (the "Spinoff"). On October 1, 2024, the Company completed the spinoff from its Former Parent and formed a new publicly traded Company named South Bow. Under the Spinoff transaction, TC Energy shareholders as of the close of business on the record date of September 25, 2024, received 0.2 of a South Bow common share in exchange for every one share of TC Energy common share held, while retaining their interest in TC Energy. South Bow's common shares commenced regular-way trading on the Toronto Stock Exchange ("TSX") on October 2, 2024 and on the New York Stock Exchange ("NYSE") on October 8, 2024, under the ticker symbol "SOBO".
South Bow adopted the United States dollar (“USD”, “U.S.$”, or "U.S. dollars") as its reporting currency upon Spinoff, as the majority of the Company operates within the U.S.
The financial statements for the period from October 1, 2024 to December 31, 2024 are consolidated financial statements of the Company. For periods prior to the Spinoff date, the financial statements are the consolidated and combined financial statements of TC Energy's Liquids Pipelines business. The financial statements for the period prior to the Spinoff date and for the period from October 1, 2024 to December 31, 2024 are collectively, the "consolidated financial statements". The consolidated financial statements present the historical results of operations, comprehensive income, cash flows, changes in shareholders’ equity and the financial position as if the Company had always existed and operated as a standalone reporting entity, and are prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP") and presented in U.S. dollars. Refer to Note 3, Accounting Policy Changes for additional information.
South Bow operates certain investments that are jointly owned with third parties, and uses the equity method of accounting for joint ventures in which the Company is able to exercise joint control and for investments in which the Company is able to exercise significant influence.
The presentation of certain prior period comparatives have been updated for consistency with current year presentation.
Spinoff from TC Energy
Prior to the Spinoff, South Bow operated as a business unit within TC Energy. The consolidated and combined financial statements of TC Energy's Liquids Pipelines business for the period prior to the Spinoff date were prepared using information derived from the consolidated financial statements and accounting records of TC Energy, including the historical cost basis of assets and liabilities comprising the Company, as well as the historical revenues, direct costs, and allocations of indirect costs attributable to the operations of the Company. The aggregate net effect of transactions between the Company and the Former Parent that are not historically settled in cash have been reflected in the consolidated balance sheets as Former Parent’s net investment.
The consolidated financial statements include revenues and expenses that are specifically identifiable to the Company, as well as direct and indirect costs incurred by TC Energy that were attributable to the operations of the Company during the period prior to the Spinoff. Indirect costs are the costs of support functions that are provided on a centralized basis by TC Energy and its affiliates (“corporate expenses”), which include, but are not limited to, facilities, insurance, compliance, finance, human resources, benefits administration, supply chain, information technology, legal, corporate strategy, corporate governance, and other expenses that are either specifically identifiable or clearly applicable to the Company.
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Corporate expenses have been allocated to the Company based on a specific identification basis or, when specific identification was not practicable, a proportional cost allocation method primarily based on fully burdened internal labour costs, the value of in-service gross plant, property and equipment or other allocation methods that are considered to be a reasonable reflection of the utilization of services provided or benefit received by the Company during the periods presented, depending on the nature of the underlying expenditure. These allocations have been primarily done through the Former Parent's corporate cost allocation methodology. Management considers that such allocations have been made on a reasonable basis consistent with benefits received but may not necessarily be indicative of the costs that would have been incurred if the Company had been operated on a standalone basis for the periods presented, nor are they indicative of the Company's future expenses.
Effective October 1, 2024, the Spinoff was completed and South Bow began operating as an independent entity, resulting in a change in reporting entity.
Assets and liabilities transferred to South Bow through the Spinoff have been recorded at their carrying amounts within the consolidated financial statements. Adjustments to assets and liabilities transferred on the Spinoff date, as applicable, have been recorded against additional paid-in capital within shareholders' equity on the consolidated balance sheets.
Revenues and expenses before and after the Spinoff have been combined and recorded within the statements of income and comprehensive income for the year ended December 31 periods presented.
Common shares represent the common shares issued by South Bow pursuant to the Spinoff, which do not have a par value. The Company has used an established stated value per share based off the pro-rata share of its Former Parent's paid-up capital immediately prior to the Spinoff. As a result, common shares reflect the stated value of the shares with the residual amount credited to additional paid-in capital.
Transactions with the Former Parent and its affiliates were previously classified as related party transactions; however, this relationship ceased subsequent to the Spinoff date. Refer to Note 26, Related Party Transactions for details.
The Spinoff was executed under a separation agreement (the "Separation Agreement") as well as additional other agreements which outline the Company's transition of services and relationship with TC Energy. Refer to Note 4, Spinoff Transaction for additional information on these agreements and nature of transactions.
Use of Estimates and Judgments
In preparing these consolidated financial statements, South Bow is required to make estimates and assumptions that affect both the amount and timing of recording assets, liabilities, revenues, and expenses since the determination of these items may be dependent on future events. The Company uses the most current information available and exercises careful judgment in making these estimates and assumptions.
Significant items subject to estimates and judgments include, but are not limited to:
•recoverability and depreciation rates of plant, property and equipment (Note 9);
•assumptions used to measure the environmental remediation liability from the Milepost 14 ("MP-14") pipeline incident (Note 14);
•provisions for income taxes, including valuation allowances and releases (Note 16);
•fair value of financial instruments (Note 22);
•provisions for commitments, contingencies, and guarantees (Note 24); and
•allocation of costs from its Former Parent (Note 26).
Actual results could differ from these estimates.
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Accounting Policies
Regulatory Bodies
The Company's liquids pipelines are regulated by, but not limited to, the Canada Energy Regulator ("CER"), Federal Energy Regulatory Commission ("FERC"), Alberta Energy Regulator ("AER"), Pipeline and Hazardous Materials Safety Association ("PHMSA"), and the Railroad Commission of Texas. These regulatory bodies exercise statutory authority over matters such as construction, operations, approval of rates and commercial agreements, and the abandonment and decommissioning of assets. As at December 31, 2024, the Company is involved in variable toll disputes filed by customers with the CER and FERC. Refer to Note 24, Commitments, Contingencies, and Guarantees for additional information.
Revenue Recognition
The total consideration for services and products to which the Company expects to be entitled can include fixed and variable amounts. The Company has variable revenue that is subject to factors outside the Company's influence, such as market prices, actions of third parties, and weather conditions. The Company considers this variable revenue to be "constrained" as it cannot be reliably estimated and, therefore, recognizes variable revenue when the service is provided.
Revenues from contracts with customers are recognized net of any commodity taxes collected from customers, which are subsequently remitted to governmental authorities. The Company's contracts with customers include pipeline capacity arrangements, transportation contracts, and other contracts.
Revenues from the Company's pipelines are generated mainly from providing customers with firm capacity arrangements to transport crude oil. The performance obligation in these contracts is the reservation of a specified amount of capacity, together with the transportation of crude oil on a monthly basis. Revenues earned from these arrangements are recognized ratably over the term of the contract regardless of the amount of crude oil that is transported. Revenues for volumetric-based services are recognized when the service is performed. Pipeline revenues are invoiced and received on a monthly basis. The Company does not take ownership of the crude oil that it transports for customers within its liquids pipelines business.
Revenues from the Company's marketing activities are earned through purchase and sale of crude oil, which is recorded on a net basis in the month of delivery. The Marketing segment has a contract where it is acting as the principal in the transaction and the marketing activities are not held-for-trading purposes. The related commodity purchases resold under this contract are recorded on a gross basis.
Cash and Cash Equivalents
Cash and cash equivalents include short-term investments with a term to maturity of three months or less. The Company's cash and cash equivalents are recorded at cost, which approximates fair value.
Inventories
Inventories primarily consist of proprietary crude oil that is in transit or in storage, as well as materials and supplies, which include spare parts. Inventories are carried at the lower of cost, as determined on a weighted average basis, and net realizable value.
Assets Held for Sale
The Company classifies assets as held for sale when Management approves and commits to a formal plan to actively market a disposal group and expects the sale to close within the next 12 months. Upon classifying an asset as held for sale, the asset is recorded at the lower of its carrying amount or its estimated fair value, net of selling costs, and any losses are recognized in net income. Gains related to the expected sale of these assets are not recognized until the transaction closes. Once an asset is classified as held for sale, depreciation expense is no longer recorded.
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Plant, Property and Equipment
Plant, property and equipment is carried at cost. Depreciation is calculated on a straight-line basis once the assets are ready for their intended use. Pipeline and pumping equipment are depreciated at annual rates ranging from two per cent to 2.5 per cent and other plant, property and equipment are depreciated at various rates, reflecting their estimated useful lives. The cost of these assets includes interest capitalized during construction. When the Company retires plant, property and equipment from service, the original book cost and related accumulated depreciation are derecognized and any gain or loss is recorded in net income.
Leases
The Company determines if a contract contains a lease at inception of a contract by using judgment in assessing the following aspects: i) the contract specifies an identified asset that is physically distinct or, if not physically distinct, represents substantially all of the capacity of the asset; ii) the contract provides the customer with the right to obtain substantially all of the economic benefits from the use of the asset; and iii) the customer has the right to direct how and for what purpose the identified asset is used throughout the period of the contract.
Lessee Accounting Policy
Operating leases are recognized as right-of-use ("ROU") assets and are included in plant, property and equipment while corresponding liabilities are included in accounts payable and other and other long-term liabilities on the consolidated balance sheets.
Operating lease ROU assets and operating lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at the commencement date of the lease agreement. Lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. South Bow's lease contracts do not provide an implicit interest rate, so the Company uses its incremental borrowing rate based on the information available at the commencement date in determining the present value of future payments. Operating lease expense is recognized on a straight-line basis over the lease term and included in plant operating costs and other in the consolidated statements of income.
The Company applies the practical expedient to not recognize ROU assets or lease liabilities for leases that qualify for the short-term lease recognition exemption.
Impairment of Long-lived Assets
The Company reviews long-lived assets such as plant, property and equipment and capital projects in development for impairment whenever events or changes in circumstances indicate the carrying value may not be recoverable. If the total of the estimated undiscounted future cash flows for an asset within plant, property and equipment, or the estimated selling price of any long-lived asset is less than the carrying value of an asset, an impairment loss is recognized for the excess of the carrying value over the estimated fair value of the asset.
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Impairment of Equity Method Investments
The Company reviews equity method investments for impairment when an event or change in circumstances has a significant adverse effect on the investment's fair value. Where the Company concludes an investment's fair value is below its carrying value, the Company then determines whether the decline in value is other-than-temporary, and if so, an impairment loss is recognized for the excess of the carrying value over the estimated fair value of the investment, not exceeding the carrying value of the investment.
Impairment of Financial Assets
The Company reviews financial assets carried at amortized cost for impairment using the lifetime expected loss of the financial asset at initial recognition and throughout the life of the financial asset. An expected credit loss ("ECL") is calculated using a model and methodology based on assumptions and judgment, considering historical data, current counterparty information, as well as reasonable and supportable forecasts of future economic conditions. The ECL is recognized in plant operating costs and other on the consolidated statements of income, and is presented on the consolidated balance sheets as a reduction to the carrying value of the related financial asset.
Restricted Investments
The Company has certain investments that are restricted as to their withdrawal and use. These restricted investments are classified as available for sale and are recorded at fair value on the consolidated balance sheets in other long-term assets. As a result of the CER's Land Matters Consultation Initiative ("LMCI"), South Bow is required to collect funds to cover estimated future pipeline abandonment costs for its CER-regulated pipelines. Funds collected are placed in trusts and invested until withdrawn to fund decommissioning and abandonment activities, and therefore are accounted for as restricted investments ("LMCI restricted investments"). LMCI restricted investments may only be used to fund the abandonment of the CER-regulated pipeline facilities; therefore, a corresponding liability is recorded on the consolidated balance sheets in other long-term liabilities.
Receivables
Accounts receivable are measured at amortized cost.
Income Taxes
The Company uses the asset and liability method of accounting for income taxes. This method requires the recognition of deferred income tax assets and liabilities for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred income tax assets and liabilities are measured using enacted tax rates at the balance sheet date that are anticipated to apply to taxable income in the years in which temporary differences are expected to be reversed or settled. Changes to these balances are recognized in net income in the period in which they occur. Deferred income tax assets and liabilities are classified as non-current on the consolidated balance sheets. A valuation allowance is applied if it is more likely than not that some or all of the deferred tax assets will not be realized, based on available evidence and future taxable income estimates. The Company recognizes the financial effects of tax positions when it is more likely than not that the position will be sustained upon examination. The Company’s exposure to uncertain tax positions is evaluated and a provision is made where it is more likely than not that this exposure will materialize.
Environmental Liabilities
The Company generally records liabilities on an undiscounted basis for environmental remediation efforts that are likely to occur and where the cost can be reasonably estimated. These estimates, including associated legal costs, are based on available information using existing technology and enacted laws and regulations, and are subject to revision in future periods based on actual costs incurred or new circumstances. The Company evaluates recoveries from insurers and other third parties separately from the liability and, when recovery is probable, it records an asset separately from the associated liability. These recoveries are presented, along with environmental remediation costs, on a net basis in plant operating costs and other in the consolidated statements of income. Variations in one or more of the categories described above could result in additional costs such as fines, penalties and/or expenditures associated with litigation, and settlement of claims with respect to environmental liabilities.
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Asset Retirement Obligations
Asset retirement obligations ("ARO") associated with the retirement of the Company's long-lived assets are measured at fair value and recognized as other current or other long-term liabilities in the period when they can be reasonably estimated. Currently given the indeterminate timing and scope of asset retirements of the Company's long-lived assets, it is not possible to make a reasonable estimate of ARO. The fair value of ARO estimates are meant to represent the cost a third party would charge to perform the required work to decommission the assets, and is recognized at the present value of expected future cash flows when an estimate is available.
Employee Post-retirement Benefits
The Company sponsors defined benefit pension plans and defined contribution plans (collectively, the "Plans"). The Company's defined benefit plans are closed to new employees subsequent to January 1, 2024 and the defined contribution plans are open to new entrants. The cost of the Plans received by employees is determined using the projected benefit method, pro-rated based on service and Management's best estimate of actuarial assumptions such as expected plan investment performance, salary escalation, and retirement age of employees. The Company's share of the Plans' assets and liabilities transferred from its Former Parent upon Spinoff have been accounted for in the year ended December 31, 2024.
The Plans' assets are measured at fair value at December 31 of each year. The expected return on the Plans' assets is determined using market-related values based on a five-year moving average value for all of the Plans' assets. The Company recognizes the overfunded or underfunded status of its Plans as an asset or liability, respectively, on its consolidated balance sheets and recognizes changes in that funded status through other comprehensive income ("OCI") in the year in which the change occurs. The excess of net actuarial gains or losses over 10 per cent of the greater of the benefit obligation and the market-related value of the Plans' assets, if any, is amortized out of accumulated other comprehensive income (loss) ("AOCI") and into net income over the average remaining service periods of the active participants. When the restructuring of a benefit plan gives rise to both a curtailment and a settlement, the curtailment is accounted for prior to the settlement. Post-retirement benefit amounts are recoverable through tolls as benefits are funded.
Foreign Currency Transactions and Translation
Foreign currency transactions are those transactions whose terms are denominated in a currency other than the currency of the primary economic environment in which the Company or combined entity operates. This is referred to as the functional currency. Transactions denominated in foreign currencies are translated into the functional currency using the exchange rate prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated to the functional currency using the rate of exchange in effect at the balance sheet date, whereas non-monetary assets and liabilities are translated at the historical rate of exchange in effect on the date of the transaction. Foreign exchange gains and losses resulting from translation of monetary assets and liabilities are recorded in net income.
Gains and losses arising from translation of foreign operations' functional currencies to the Company's U.S. dollar reporting currency are reflected in OCI until the operations are sold, at which time the gains and losses are reclassified to net income. Asset and liability accounts are translated at the period-end exchange rates, while revenues, expenses, gains and losses, and equity items are translated at the average monthly exchange rates.
Derivative Instruments and Hedging Activities
All derivative instruments are recorded on the consolidated balance sheets at fair value, unless they qualify for and are designated under a normal purchase and normal sales exemption, or are considered to meet other permitted exemptions.
Derivatives are used as economic hedges and for proprietary trading strategies in the Company's marketing business. These derivatives do not meet the specific criteria for hedge accounting treatment and therefore, the changes in fair value are recorded in net income in the period of change.
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Derivatives embedded in other financial instruments or contracts (host instrument) are recorded as separate derivatives. Embedded derivatives are measured at fair value if their economic characteristics are not clearly and closely related to those of the host instrument, their terms are the same as those of a standalone derivative, and the total contract is not held-for-trading or accounted for at fair value. When changes in the fair value of embedded derivatives are measured separately, they are included in net income.
Net Investment Hedges
Net investment hedges are used by the Company to hedge its net investments in foreign operations against foreign currency exposure. South Bow has only used non-derivative instruments as net investment hedges. At inception, the net investment hedge is formally identified, designated and documented, and hedge effectiveness is assessed. Changes in the fair value of the net investment hedge are recognized in OCI with any ineffective portions recognized in current earnings.
Variable Interest Entities
A variable interest entity ("VIE") is a legal entity that does not have sufficient equity at risk to finance its activities without additional subordinated financial support or is structured such that equity investors lack the ability to make significant decisions relating to the entity’s operations through voting rights or do not substantively participate in the gains and losses of the entity. The assessment of whether an entity is a VIE and, if so, whether the Company is the primary beneficiary, is completed at the inception of the entity or at a reconsideration event.
Consolidated VIEs
The Company's consolidated VIEs consist of legal entities where the Company has a variable interest and for which it is considered the primary beneficiary. As the primary beneficiary, the Company has the power, through voting or similar rights, to direct the activities of the VIE that most significantly impact economic performance including: purchasing or selling significant assets; maintenance and operations of assets; incurring additional indebtedness; or determining the strategic operating direction of the entity. In addition, the Company has the obligation to absorb losses or the right to receive benefits from the consolidated VIE that could potentially be significant to the VIE.
Non-consolidated VIEs
The Company’s non-consolidated VIEs consist of legal entities where the Company has a variable interest but is not the primary beneficiary as it does not have the power (either explicit or implicit), through voting or similar rights, to direct the activities that most significantly impact the economic performance of these VIEs or where this power is shared with third parties. The Company contributes capital to these VIEs and receives ownership interests that provide it with residual claims on assets after liabilities are paid. Non-consolidated VIEs are accounted for as equity investments.
The Company’s maximum exposure to loss is the maximum loss that could potentially be recorded through net income in future periods as a result of the Company’s variable interest in a VIE.
Share-based Compensation
South Bow records share-based compensation for its long-term incentive plans, which includes stock options, restricted share units ("RSUs"), performance share units ("PSUs"), and deferred share units ("DSUs"). The Company established these plans upon Spinoff, which the existing grants and awards from the Company's Former Parent transferred to South Bow with similar contractual terms and valuations.
The stock option plan permits options for the purchase of common shares to be awarded to certain employees, including officers. Stock options granted are recorded using the fair value method. Under this method, compensation expense is measured at the grant date based on the fair value and is recognized on a straight-line basis over the vesting period, with an offset to contributed surplus. Forfeitures are accounted for when they occur. Upon exercise of stock options, amounts originally recorded against additional paid-in capital are reclassified to common shares within shareholders' capital on the consolidated balance sheets. No stock options have been granted under the Former Parent or South Bow's plans since 2023.
South Bow Corporation 2024 Consolidated Financial Statements | 14

The expense related to RSU, PSU, and DSU incentive plans is accounted for on a liability basis. Under these plans, benefits vest when certain conditions are met, including the employees' continued employment during a specified period and for PSUs only, achievement of specified corporate performance targets. RSUs, PSUs, and DSUs accrue dividend equivalent units based on record date, increasing awards outstanding over time.
3.  Accounting Policy Changes
Changes in Accounting Policies
Change in Reporting Currency
Prior to Spinoff, the Company reported under the Former Parent's reporting currency, Canadian dollars. Upon Spinoff, the Company has designated the U.S. dollar as its reporting currency for the period ended December 31, 2024, as described in Note 2, Basis of Presentation and Accounting Policies. Certain entities within the Company have a functional currency of Canadian dollars and are translated into U.S. dollars for consolidation reporting purposes. As required by ASC 830 Foreign Currency Matters, this change in reporting currency has been applied retrospectively to all periods presented in the annual consolidated financial statements as follows:
•statements of income and comprehensive income have been translated from the previous Canadian dollar currency into U.S. dollar using the respective monthly average foreign exchange rate for each month within the annual reporting period presented;
•assets and liabilities presented on the consolidated balance sheets have been translated using the foreign exchange rate on the respective balance sheet dates; and
•opening shareholders' equity at January 1, 2023 has been translated at the historical rate on that day and movements in shareholders' equity subsequent to this date have been translated using the historical rate on the date of the respective transaction.
Change in Reportable Segments
As a result of the Spinoff, the Company underwent a reorganization of its internal structure and reporting framework, triggering a change in reportable segments per ASC 280 Segment Reporting. The changes were reviewed by South Bow's Chief Executive Officer ("CEO"), whom is the Chief Operating Decision Maker ("CODM") and the reportable segments were updated to align with the Company's operations and reporting structure, which differ from the Former Parent. This change in reportable segments has been applied retrospectively to all periods presented in the consolidated financial statements. Refer to Note 5, Segment Results for additional information.
Accounting Changes Adopted
Amendments to Segment Reporting
In November 2023, the Financial Accounting Standards Board ("FASB") issued ASU 2023-07 Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures to enhance disclosures regarding a public entity's reportable segments and address requests from investors for more detailed information about a reportable segment's expenses. The guidance is effective for annual periods beginning January 1, 2024, and interim periods beginning January 1, 2025. The Company has adopted the standard as of December 31, 2024 and applied changes in disclosures retrospectively to periods presented in the consolidated financial statements. Refer to Note 5, Segment Results for additional information.
South Bow Corporation 2024 Consolidated Financial Statements | 15

Future Accounting Changes Not Yet Adopted
Amendments to Income Taxes
In December 2023, the FASB issued ASU 2023-09 Improvements to Income Tax Disclosures to enhance the transparency and decision usefulness of income tax disclosures through improvements to the rate reconciliation and income taxes paid information. The guidance also includes certain other amendments to improve the effectiveness of income tax disclosures. This new guidance is effective for the annual period beginning January 1, 2025. The guidance is applied prospectively with retrospective application permitted. Early adoption is permitted for annual financial statements not yet issued. The Company has chosen not to early adopt this guidance and is evaluating the impact on its consolidated financial statements and related disclosures.
Disaggregation of Income Statement Expenses
In November 2024, the FASB issued ASU 2024-03 Disaggregation of Income Statement Expenses, which requires additional disclosures about certain costs and expenses in the notes to the consolidated financial statements. This new guidance is effective for annual periods beginning after December 15, 2026, and interim periods within annual periods beginning after December 15, 2027, with early adoption permitted. The guidance is to be applied prospectively, with retrospective application permitted. The Company has chosen not to early adopt this guidance and is currently evaluating the impact on its consolidated financial statements and related disclosures.
4.  Spinoff Transaction
The Spinoff, as described in Note 2, Basis of Presentation and Accounting Policies, was executed under a Separation Agreement with various other agreements outlining the governance of the Company's relationship with the Former Parent during a transition period, including, but not limited to, Transition Services Agreement ("TSA"), Tax Matters Agreement ("TMA"), and Employee Matters Agreement ("EMA").
The Separation Agreement outlines key provisions of the separation of South Bow into a standalone entity and specifies the assets, liabilities, and contracts assigned to the Company in the Spinoff as well as certain indemnification obligation arrangements for ongoing matters which existed prior to Spinoff. Under this agreement, TC Energy will indemnify South Bow for 86 per cent of total assets, liabilities, and costs associated with the Milepost 14 incident, Keystone XL recoveries, and the existing variable toll disputes on the Keystone Pipeline System (excluding any future disputes with respect to the variable toll after October 1, 2024) subject to a maximum liability to South Bow of $21 million (C$30 million), in aggregate. Any amounts that may ultimately be payable in respect of these net liabilities and costs above the current accrued amount are indeterminable at this time and subject to estimation uncertainty.
The TSA outlines the terms between South Bow and TC Energy's relationship during the interim transition period and outlines certain services that TC Energy will provide to South Bow, for compensation, for a period of up to two years. These services primarily include access to and support of systems that South Bow will continue to use until it has fully implemented new systems to support its business processes as well as warehouse management services.
The TMA governs South Bow's and TC Energy's tax rights and obligations subsequent to Spinoff. The agreement imposes certain restrictions on both South Bow and TC Energy in order to preserve the tax-free status of the Spinoff. In the event the Spinoff is not tax-free, the agreement allocates tax liabilities by generally assigning responsibility to either South Bow or TC Energy to the extent that the failure to qualify is attributable to actions, events or transactions, or a breach of the representations or covenants made by that entity.
The EMA outlines employment-related terms including transfers of employment agreements and their associated benefits and liabilities.
On August 28, 2024, South Bow completed an initial notes offering of U.S. and Canadian dollar-denominated senior unsecured notes and U.S. dollar-denominated junior subordinated notes. During the year, the Company repaid all long-term debt to affiliates of its Former Parent. Refer to Note 18, Long-term Debt for additional information.
South Bow Corporation 2024 Consolidated Financial Statements | 16

The Former Parent billed the Company $5 million for services pursuant to the TSA for the year ended December 31, 2024.
The following table summarizes the indemnity-related balances with the Company's Former Parent at December 31, 2024:

U.S.$ millions		As at December 31, 2024
Transaction	Note	Gross Asset (Liability)	Former Parent Net Asset (Liability) [1]	Net Asset (Liability)
Keystone XL contractual recoveries [2]	13	56	48	8
Variable toll disputes - CER [3]	13, 24	114	98	16
Variable toll disputes - FERC [3]	7, 24	(51)	(44)	(7)
MP-14 costs [4]	13, 24	(30)	(26)	(4)
1.Represents the net asset (liability) attributable to the Former Parent.
2.Contractual recoveries from backstop agreements as a result of the cancellation of the Keystone XL project.
3.Ongoing variable toll disputes filed by customers with the CER and FERC.
4.Amounts related to estimated costs for the MP-14 pipeline incident that occurred in 2022.
5.  Operating Segments Results
South Bow operates through three reportable segments: Keystone Pipeline System, Marketing, and Intra-Alberta & Other. These segments are aligned with the Company's internal management structure and represent distinct business operations which provide products and services within areas of operation.
The Keystone Pipeline System segment consists of the Company's primary liquid pipeline system which connects crude oil production in Hardisty, Alberta to key refining and demand markets in the U.S. Midwest and Gulf Coast. Revenue is primarily generated through committed contracts, whereby customers receive access to pipeline capacity and the transportation of crude oil in exchange for a committed monthly payment.
South Bow's Marketing business provides customers with a variety of crude oil marketing services, including transportation, storage, and logistics.
South Bow’s Intra-Alberta pipelines are comprised of the Grand Rapids Pipeline and White Spruce Pipeline, which provide crude oil transportation from Alberta’s oil sands region to terminals in the Edmonton and Heartland refining and market regions. Revenue is generated through committed contracts, whereby customers receive access to pipeline capacity and the transportation of crude oil in exchange for a committed monthly payment. This segment also includes other activities that support South Bow’s operations and business development efforts including financing activities.
South Bow's CODM is the CEO. The segments' financial performance is assessed based on normalized earnings before interest, income taxes, and depreciation and amortization ("normalized EBITDA"). The CODM reviews budget-to-actual variances on a monthly basis and uses this information when making decisions about allocating resources to segments. The accounting policies as outlined in Note 2, Basis of Presentation and Accounting Policies are applied consistently across reporting segments. The CODM monitors segment long-term assets as the measure of total assets.
South Bow Corporation 2024 Consolidated Financial Statements | 17

The following table summarizes segment results for the year ended December 31, 2024:

Year Ended December 31, 2024	Keystone Pipeline System	Marketing	Intra-Alberta & Other	Total
U.S.$ millions
Capacity arrangements and transportation	1,638	—	24	1,662
Marketing activities	—	453	—	453
Other revenues	5	—	—	5
Segment revenues [1]	1,643	453	24	2,120

Income from equity investments	10	—	39	49
Plant operating costs and other	(624)	(73)	(41)	(738)
Commodity purchases resold	—	(376)	—	(376)
Other segment expenses [2]	(1)	8	29	36
Segment normalized EBITDA	1,028	12	51	1,091

Reconciliation to consolidated net income before income taxes
Interest expense [3]	(1)	(1)	(386)	(388)
Depreciation and amortization	(238)	—	(8)	(246)
Interest income and other	3	3	6	12
Normalizing items [4]	(14)	(8)	(29)	(51)
Income (loss) before income taxes	778	6	(366)	418

Plant, property and equipment	7,960	6	240	8,206
Equity investments	104	—	628	732
Other [5]	131	22	40	193
Segment long-term assets	8,195	28	908	9,131
Capital expenditures [6]	35	—	106	141
1.The CODM reviews segment normalized EBITDA with intersegment transactions between entities eliminated. During the year ended December 31, 2024, the Marketing segment transacted with the Keystone Pipeline System resulting in $152 million of intercompany revenue in Keystone Pipeline System with an offsetting expense in Marketing. These transactions are eliminated in segment normalized EBITDA reported to the CODM.
2.Other segment items for all segments include normalizing items which are not representative of the segments' core operations and adjusted out of segment normalized EBITDA. These include other expenses per the consolidated statements of income, impairment charges, unrealized gains (losses) on derivatives, adjustments relating to variable toll disputes, gains on asset sales, and separation costs associated with the Spinoff.
3.Interest expense is associated with the Company's long-term debt recorded in entities within the Intra-Alberta & Other segment. These amounts are not allocated to other segments.
4.Normalizing items are added back to normalized EBITDA to reconcile to consolidated income before income taxes.
5.Includes deferred tax assets.
6.Capital expenditures for additions to long-lived assets include non-cash accruals.

South Bow Corporation 2024 Consolidated Financial Statements | 18

The following table summarizes segment results for the year ended December 31, 2023:

Year Ended December 31, 2023	Keystone Pipeline System	Marketing	Intra-Alberta & Other	Total
U.S.$ millions
Capacity arrangements and transportation	1,551	—	17	1,568
Marketing activities	—	432	—	432
Other revenues	5	—	—	5
Segment revenues [1]	1,556	432	17	2,005

Income from equity investments	10	—	40	50
Plant operating costs and other	(637)	(64)	(9)	(710)
Commodity purchases resold	—	(351)	—	(351)
Other segment items [2]	52	25	3	80
Segment normalized EBITDA	981	42	51	1,074

Reconciliation to consolidated net income before income taxes
Interest expense [3]	(7)	(2)	(211)	(220)
Depreciation and amortization	(239)	—	(5)	(244)
Interest income and other	4	4	24	32
Other normalizing items [4]	(52)	(25)	(3)	(80)
Income (loss) before income taxes	687	19	(144)	562

Plant, property and equipment	8,283	10	135	8,428
Equity investments	108	—	705	813
Other	112	29	36	177
Segment long-term assets	8,503	39	876	9,418
Capital expenditures [5]	40	1	6	47
1.The CODM reviews segment normalized EBITDA with intersegment transactions between entities eliminated. During the year ended December 31, 2023, the Marketing segment transacted with the Keystone Pipeline System resulting in $140 million of intercompany revenue in Keystone Pipeline System with an offsetting expense in Marketing. These transactions are eliminated in segment information reported to the CODM.
2.Other segment items for all segments include normalizing expenses which are not representative of the segments' core operations. These include asset impairment charges, settlements, unrealized gains (losses) on derivatives, adjustments relating to variable toll disputes, gains on asset sales, and separation costs associated with the Spinoff.
3.Interest expense is associated with the Company's long-term debt recorded in entities within the Intra-Alberta & Other segment. These amounts are not allocated to other segments.
4.Other normalizing items are added back to reconcile to consolidated income before income taxes.
5.Capital expenditures for additions to long-lived assets exclude non-cash accruals.

South Bow Corporation 2024 Consolidated Financial Statements | 19

Entity-wide Information
South Bow operates within the U.S. and Canada and has assets within each country and offers services in each country. Revenues are generated in the country where the service is provided. The following tables summarize South Bow's revenues and plant, property and equipment by country:

	Year Ended December 31,
U.S.$ millions	2024	2023
U.S.	1,675	1,557
Canada - export	427	431
Canada - domestic	18	17
Total revenues by country	2,120	2,005

	As at December 31,
U.S.$ millions	2024	2023
U.S.	6,640	6,800
Canada	1,566	1,628
Plant, property and equipment by country	8,206	8,428
6. Revenues
Disaggregation of Revenues

	Year Ended December 31,
U.S.$ millions	2024	2023
Revenues from contracts with customers
Capacity arrangements and transportation [1]	1,662	1,568
Marketing activities [2]	453	432
Other revenues	5	5
Total revenues	2,120	2,005
1.Capacity arrangements and transportation revenues include $24 million (2023 – $17 million) relating to the Intra-Alberta & Other segment. The remaining revenue relates to the Company's Keystone Pipeline System segment.
2.Relates to revenue from the Company's marketing activities and financial instruments. Refer to Note 22, Risk Management and Financial Instruments for additional information.
For the year ended December 31, 2024, three major customers accounted for $630 million, $322 million, and $175 million, respectively, in revenues, each representing more than 10 per cent of total revenues from contracts with customers (2023 – four major customers: $635 million, $308 million, $174 million, and $167 million, respectively).
Contract Balances

	As at December 31,		Affected Line Item on the Consolidated Balance Sheets
U.S.$ millions	2024	2023
Receivables from contracts with customers	329	337	Accounts receivable
Contract liabilities [1] (Note 13)	15	17	Accounts payable and other
Long-term contract liabilities (Note 15)	19	17	Other long-term liabilities
1.During the year ended December 31, 2024, $17 million (2023 – $17 million) of revenues were recognized that were included in contract liabilities at the beginning of the year.
Contract liabilities and long-term contract liabilities represent unearned revenue for contracted services.
South Bow Corporation 2024 Consolidated Financial Statements | 20

Future Revenues from Remaining Performance Obligations
As at December 31, 2024, future revenues from long-term pipeline capacity arrangements and transportation contracts extending through 2044 are approximately $6.1 billion, of which approximately $835 million is expected to be recognized in 2025.
Revenues related to the following are not included in the future revenues above:
•contracts with performance obligations that has original expected duration of one year or less; and
•constrained variable considerations from uncontracted capacity as volumes cannot be estimated.
7.  Other Current Assets

	As at December 31,
U.S.$ millions	2024	2023
Fair value of derivative contracts (Note 22)	188	527
Cash provided as collateral	66	70
Keystone XL assets held for sale [1]	—	44
Prepaid assets	28	3
FERC variable toll disputes [2] (Note 4)	44	—
Other	15	—
	341	644
1.The Company designated certain Keystone XL assets as held for sale at December 31, 2023. At December 31, 2024, the $9 million of the remaining assets are no longer designated as held for sale and are recorded in plant, property and equipment.
2.Receivables from the Company's Former Parent under the indemnity agreements. Gross liability recorded in accounts payable and other.
8.  Inventories

	As at December 31,
U.S.$ millions	2024	2023
Crude oil	173	128
Materials and supplies	34	32
	207	160
South Bow Corporation 2024 Consolidated Financial Statements | 21

9.  Plant, Property and Equipment

	As at December 31,
	2024			2023
	Cost	Accumulated Depreciation	Net Book Value	Cost	Accumulated Depreciation	Net Book Value
U.S.$ millions
Keystone Pipeline System
Pipelines	7,156	1,799	5,357	7,247	1,677	5,570
Pumping equipment	813	248	565	830	236	594
Tanks and other	2,708	731	1,977	2,766	690	2,076
Under construction	60	—	60	42	—	42
	10,737	2,778	7,959	10,885	2,603	8,282
Intra-Alberta & Other
Pipelines	100	13	87	108	12	96
Tanks and other [1]	84	9	75	43	7	36
Under construction	62	—	62	3	—	3
	246	22	224	154	19	135

Marketing	1	—	1	1	—	1
ROU Assets (Note 10)	39	17	22	22	12	10
Total	11,023	2,817	8,206	11,062	2,634	8,428
1.Includes capital expenditures incurred relating to office spaces and leasehold improvements upon Spinoff.
10. Leases
The Company incurs operating lease expenses for corporate office space and equipment to support its operations and administrative functions. Remaining lease terms at December 31, 2024 range from one to 12 years. During the year ended December 31, 2024, the Company entered into a 12-year lease contract for its Calgary office space. Prior to the Spinoff, the Company shared office leases with its Former Parent.

	As at December 31,
U.S.$ millions	2024	2023
Operating lease ROU assets [1]	22	10

Operating lease liabilities - current [2]	—	4
Operating lease liabilities - long-term [2]	22	6
Total operating lease liabilities	22	10

Weighted average remaining lease term (years)	9.1	4.8
Weighted average discount rate	4.8%	4.7%
1.Reported in plant, property and equipment in the consolidated balance sheets.
2.Current operating lease liabilities and long-term operating lease liabilities are reported in accounts payable and other and other long-term liabilities, respectively, in the consolidated balance sheets. The December 31, 2024 current lease liabilities is made up of a $7 million current lease obligation offset by a $7 million lease incentive to be received in 2025.
For the years ended December 31, 2024 and 2023, South Bow incurred operating lease expenses, including short-term leases, of $3 million and $3 million, respectively. Operating lease expenses are reported under plant operating costs and other in the consolidated statements of income.
South Bow Corporation 2024 Consolidated Financial Statements | 22

During the year ended December 31, 2024 and 2023, the Company made cash payments associated with leases of $6 million and $5 million, respectively. Cash payments relating to operating leases are recorded within operating activities in the consolidated statements of cash flows.
Future lease operating lease payments are as follows:

U.S.$ millions	Payments
2025 [1]	(2)
2026	4
2027	4
2028	4
2029	4
Thereafter	16
Total undiscounted lease payments	30
Less: imputed interest	(8)
Total operating lease liability	22
1.Includes a cash inflow of $7 million for lease incentives.
11.  Equity Investments

	Ownership Interest at December 31, 2024	Income from Equity Investments		Equity Investments
		Year Ended December 31,		As at December 31,
U.S.$ millions		2024	2023	2024	2023
Grand Rapids Pipeline [1]	50.0%	39	39	628	705
HoustonLink Pipeline [1]	50.0%	1	1	13	14
Port Neches Link Pipeline	74.9%	9	10	91	94
		49	50	732	813
1.Classified as a VIE. Refer to Note 25, Variable Interest Entities for additional information.
The Spinoff triggered certain option rights for South Bow's partners to purchase the Company's ownership interest in the equity investments.
On April 10, 2024, the option rights for Port Neches Link LLC and HoustonLink Pipeline were triggered. These option rights were not exercised.
On October 1, 2024, the option rights for the Grand Rapids Pipeline were triggered and the evaluation process is expected to be completed in 2025, which may or may not be exercised by the Company’s respective partner, as applicable. If exercised, the Company does not expect an impairment on the disposal of this asset.
Distributions and Contributions
Distributions and contributions received from operating activities of equity investments for the year ended December 31, 2024 were $70 million and $2 million, respectively (2023 – $71 million and nil, respectively).
South Bow Corporation 2024 Consolidated Financial Statements | 23

Summarized Financial Information of Equity Investments

	Year Ended December 31,
U.S.$ millions	2024	2023
Income
Revenues	175	169
Operating and other expenses	(85)	(79)
Net income	97	94
Net income attributable to the Company	49	50

	As at December 31,
U.S.$ millions	2024	2023
Balance Sheet
Current assets	167	187
Non-current assets	1,134	1,259
Current liabilities	(20)	(21)
Non-current liabilities	(1)	(1)
At December 31, 2024, the cumulative carrying value of the Company’s equity investments was $62 million (2023 – $70 million) higher than the cumulative underlying equity in the net assets, primarily due to interest capitalized during construction.
12.  Other Long-term Assets

	As at December 31,
U.S.$ millions	2024	2023
Restricted investments [1]	80	79
Keystone XL long-term recoveries	19	26
Keystone environmental provision recovery (Note 14)	31	25
Recoverable Keystone expenses [2]	22	7
Employee post-retirement benefits (Note 21)	10	—
Other	15	34
	177	171
1.Represents the amounts collected in tolls from customers and included in the LMCI restricted investments to fund future abandonment of the Company's CER-regulated pipeline facilities. Funds are held in trust with a corresponding liability in other long-term liabilities. Refer to Note 22, Risk Management and Financial Instruments for additional information.
2.Portion of Keystone Pipeline System expenses incurred that are recoverable through variable tolls beyond one year. Amounts collected within the next year are recorded in accounts receivable.
South Bow Corporation 2024 Consolidated Financial Statements | 24

13.  Accounts Payable and Other

	As at December 31,
U.S.$ millions	2024	2023
Trade payables	1,098	1,229
Fair value of derivative contracts (Note 22)	219	552
CER variable toll disputes [1] (Note 4)	98	—
Keystone XL contractual recoveries [2] (Note 4)	48	—
MP-14 estimated costs (Note 24)	30	—
Keystone XL termination provision	17	34
Contract liabilities (Note 6)	15	17
Keystone environmental provision (Note 14)	4	93
Income tax payable	—	22
Due to Former Parent	—	104
Other	15	24
	1,544	2,075
1.Relates to variable toll disputes filed with the CER, whereby the CER has implemented interim tolls on the Keystone Pipeline pending resolution of the disputes. These disputes are subject to the terms of indemnity agreements with South Bow's Former Parent and are recorded as a gross asset, with this offsetting payable to its Former Parent.
2.Represents the payable to the Company's Former Parent under the indemnity agreements in relation to Keystone contractual recoveries recorded in current assets.
14.  Keystone Environmental Provision
In December 2022, the MP-14 incident occurred on the Keystone Pipeline, releasing 12,937 barrels of crude oil into Washington County, Kansas. The Company had originally accrued a life-to-date environmental liability of $600 million, before expected insurance recoveries and not including potential fines and penalties. At the end of 2024, the cost estimate for the incident was adjusted down by $18 million based on a review of costs and commitments forecasted.
The amounts paid for the environmental remediation liability were $68 million in 2024 (2023 – $500 million). The remaining balance reflected in accounts payable and other and other long-term liabilities on the Company's consolidated balance sheets was $4 million and $10 million, respectively, at December 31, 2024 (December 31, 2023 – $93 million and $7 million, respectively).
The expected recovery of the remaining estimated environmental remediation costs recorded in environmental provision recovery was $31 million at December 31, 2024 (December 31, 2023 – $166 million). During the year, $89 million was received (2023 – $434 million) from the insurance policies of its Former Parent related to the costs for environmental remediation.
15.  Other Long-term Liabilities

	As at December 31,
U.S.$ millions	2024	2023
CER pipeline abandonment trust [1]	79	78
Operating lease liabilities (Note 10)	22	6
Long-term contract liabilities (Note 6)	19	17
Keystone environmental provision (Note 14)	10	7
Employee post-retirement benefits (Note 21)	7	—
Other	3	2
	140	110
1.Represents the amounts collected from customers related to LMCI restricted investments to fund future abandonment of the Company's CER-regulated pipeline facilities.
South Bow Corporation 2024 Consolidated Financial Statements | 25

16.  Income Taxes
Geographic Components of Income before Income Taxes

	Year Ended December 31,
U.S.$ millions	2024	2023
Canada	83	100
U.S.	335	462
Income before income taxes	418	562
Provision for Income Taxes

	Year Ended December 31,
U.S.$ millions	2024	2023
Current
Canada	11	15
U.S.	32	38
	43	53
Deferred
Canada	15	8
U.S.	44	59
	59	67
Income tax expense	102	120
Reconciliation of Income Tax Expense

	Year Ended December 31,
U.S.$ millions	2024	2023
Income before income taxes	418	562
Federal and provincial statutory tax rate	23%	23%
Expected income tax expense (recovery)	96	129
Foreign tax rate differential	1	(8)
Other	5	(1)
Income tax expense	102	120
South Bow Corporation 2024 Consolidated Financial Statements | 26

Deferred Income Tax Assets and Liabilities

	As at December 31,
U.S.$ millions	2024	2023
Deferred income tax assets
Tax loss and credit carryforward	42	30
Disallowed interest carryforward	60	8
Foreign currency translation - net investment hedge	9	—
Other	27	8
	138	46
Less: valuation allowance	40	30
	98	16
Deferred income tax liabilities
Difference in accounting and tax bases of plant, property and equipment	1,107	966
Equity investments	75	78
Other	2	6
	1,184	1,050
Net Deferred income tax liabilities	1,086	1,034
The above deferred tax amounts have been classified on the consolidated balance sheets as follows:

	As at December 31,
U.S.$ millions	2024	2023
Deferred income tax assets
Deferred income tax assets	16	6
Deferred income tax liabilities
Deferred income tax liabilities	1,102	1,040
Net deferred income tax liabilities	1,086	1,034
The Company has Kansas state tax credits of $39 million (2023 – $39 million) that expire in 2025. The deferred tax asset attributable to the Kansas state tax credits, net of federal impact, is $30 million (2023 – $30 million). An income tax valuation allowance of $30 million in 2024 (2023 - $30 million), was recorded against the Kansas state tax credits as the Company concluded that it is more likely than not that the Kansas state tax benefit will not be realized in the future.
At each reporting date, the Company considers new evidence, both positive and negative, that could affect its view of the future realization of deferred tax assets. The increase in valuation allowance is primarily a result of the foreign exchange movement resulting in unrecognized capital losses. At December 31, 2024, the Company has recognized the benefit of non-capital loss carryforwards of $46 million (2023 – nil) for federal and provincial purposes in Canada, which expire in 2044. At December 31, 2024, the Company has recognized the benefit of disallowed Canadian and U.S. interest expense of $271 million (2023 - $35 million) which may be carried forward indefinitely.
Income Tax Payments
Income tax payments of $49 million, net of refunds, were made in 2024 (2023 – $34 million).
South Bow and its entities are subject to either Canadian federal and provincial income tax or U.S. federal, state, and local income tax. The Company has substantially concluded all Canadian federal and provincial income tax matters for the years through 2016. Substantially all material U.S. federal, state, and local income tax matters have been concluded for years through 2016. The Company does not anticipate material adjustments as a result of audit examinations by taxing authorities and other legislative amendments during the next 12 months that would have a material impact on its consolidated financial statements.
South Bow Corporation 2024 Consolidated Financial Statements | 27

17. Share-based Compensation
Prior to the Spinoff, certain employees and executive officers of the Company participated in its Former Parent's equity incentive plan which included stock options, RSUs, and PSUs. On October 1, 2024, pursuant to the Spinoff, the Company established its own share-based compensation plans. Any outstanding share-based awards issued through the incentive plans of the Company's Former Parent were modified in connection with the Spinoff to maintain an equivalent value and contractual terms immediately before and after Spinoff. Pursuant to Spinoff, these awards were transferred to South Bow.
Share-based Awards
RSUs are awarded to certain employees and cliff vest three years from the grant date, unless otherwise specified. PSUs are awarded to Management and vest at the end of the three-year performance period and pay out based on performance against corporate targets set at the beginning of the period. DSUs are offered to Directors as a component of their compensation, are immediately vested, and pay out upon retirement from service on the Board of Directors (the "Board"). RSUs, PSUs, and DSUs accrue dividend-equivalent units based on record date, increasing awards outstanding over time.
The following table reconciles the Company's RSUs, PSUs, and DSUs as at December 31, 2024:

	RSUs	PSUs [1]	DSUs
Outstanding at December 31, 2023	—	—	—
Transferred from Former Parent [2]	883,707	611,146	—
Granted [3]	129,237	30,143	19,113
Exercised	(683)	—	—
Forfeited	(2,330)	—	—
Reinvested [4]	13,089	9,057	—
Outstanding at December 31, 2024	1,023,020	650,346	19,113
1.Does not include effect of any PSU multipliers.
2.Awards transferred to the Company pursuant to Spinoff.
3.RSUs were granted on November 22, 2024 and December 31, 2024. PSUs and DSUs were granted on December 30, 2024.
4.Certain awards earned additional units related to dividends declared by the Former Parent with a record date on September 30, 2024, prior to Spinoff.
Stock Options
Stock options were issued by the Company in exchange for stock options of its Former Parent held by certain South Bow employees. Stock options are classified as equity instruments and vest in thirds over a three-year period from the grant date and have a contractual life of seven years. Stock options may be exercised at a price determined at the time the option is awarded. Forfeiture of options results from the option holder's departure from the Company prior to vesting, or if options are not exercised by the end of their contractual term.
South Bow Corporation 2024 Consolidated Financial Statements | 28

The following table summarizes the Company's stock options outstanding as at December 31, 2024:

	Stock Options (number)	Weighted Average Price (C$)	Weighted Average Remaining Contractual Life (years)
Outstanding at December 31, 2023	—	—
Transferred from Former Parent [1]	1,251,950	28.93
Exercised	(470,700)	27.82
Outstanding at December 31, 2024	781,250	29.60	4.1
Exercisable stock options outstanding at December 31, 2024	365,025	32.28	3.2
1.Awards transferred to the Company pursuant to Spinoff. The Company issued these awards with similar valuation and contractual terms.
The Company has not issued any stock options subsequent to the Spinoff. The Company recorded $0.1 million of share-based compensation expense related to stock options for the year ended December 31, 2024 and at December 31, 2024, compensation costs related to non-vested stock options not yet recognized were $0.6 million.
18.  Long-term Debt
Long-term Debt Issued
The Company completed its initial debt offering on August 28, 2024, comprised of U.S. and Canadian dollar-denominated senior unsecured notes (collectively, the "Senior Notes") and U.S. dollar-denominated junior subordinated notes ("Junior Notes"). Interest rates are fixed on these notes, and interest is paid semi-annually beginning in 2025.
The Senior Notes are unsecured and rank equal in right of payment with all existing and future senior indebtedness. The Senior Notes rank senior in right of payment to all future indebtedness that is expressly subordinated in right of payment to the notes (including the Junior Notes).
The following tables summarize the Senior Notes and Junior Notes outstanding as at December 31, 2024 and 2023:

U.S.$ millions, except where noted				As at December 31,
Debt Instrument	Maturity	Amount	Rate	2024
U.S. dollar-denominated debt
Senior unsecured notes	September 2027	700	4.91%	700
Senior unsecured notes	October 2029	1,000	5.03%	1,000
Senior unsecured notes [1]	October 2034	1,250	5.58%	1,250
Senior unsecured notes	October 2054	700	6.18%	700
				3,650
Canadian dollar-denominated debt
Senior unsecured notes	February 2030	C$450	4.32%	313
Senior unsecured notes	February 2032	C$500	4.62%	347
Senior unsecured notes	February 2035	C$500	4.93%	347
				1,007
Less: unamortized debt issue costs and other				(28)
Total Senior Notes				4,629
1Non-cash issuance.
South Bow Corporation 2024 Consolidated Financial Statements | 29

U.S.$ millions, except where noted				As at December 31,
Debt Instrument	Maturity	Amount	Rate	2024
U.S. dollar-denominated debt
Junior subordinated notes	March 2055	450	7.63%	450
Junior subordinated notes	March 2055	650	7.50%	650
				1,100
Less: unamortized debt issue costs and other				(13)
Total Junior Notes				1,087
Long-term Debt Repaid to Affiliates of Former Parent
At December 31, 2023, the Company held $5,967 million of U.S. and Canadian dollar-denominated long-term debt to affiliates of its Former Parent with a weighted average interest rate of 6.21 per cent. On August 28, 2024, concurrent with the issuance of the Company's Senior and Junior Notes, South Bow repaid a $1.25 billion term loan to an affiliate of its Former Parent by way of issuing the non-cash $1.25 billion senior unsecured notes due October 2034 and on October 1, 2024, the Company repaid the remaining outstanding long-term debt to affiliates of the Former Parent (2023 - repaid $971 million).
Interest Expense

	Year Ended December 31,
U.S.$ millions	2024	2023
Interest on long-term debt to affiliates of Former Parent	270	211
Interest on Senior Notes [1]	85	—
Interest on Junior Notes [1]	28	—
Amortization and other financial charges [2]	7	9
Capitalized interest	(2)	—
	388	220
1.This is accrued interest. Interest on Senior and Junior Notes is paid semi-annually.
2.Includes amortization of debt issuance, premium, and discount costs associated with Senior and Junior Notes. Other financial charges include bank service charges and carrying charges.
Credit Facilities
During the third quarter of 2024, the Company entered into a four-year senior unsecured revolving credit facility for $1.4 billion (C$2.0 billion), maturing in 2028 (the "Facility"). At December 31, 2024, $1.4 billion (C$2.0 billion) was available and nil was drawn on the Facility. The Company additionally has three Canadian dollar-denominated bi-lateral credit facilities in place. At December 31, 2024, the total capacity was $104 million (C$150 million), with outstanding letters of credit of $16 million (C$21 million).
At December 31, 2023, the Company had a revolving credit facility agreement with an affiliate of its Former Parent with total capacity of $76 million (C$100 million), of which nil was drawn. The facility with the Former Parent was terminated upon Spinoff.
Interest Income and Other

	Year Ended December 31,
U.S.$ millions	2024	2023
Interest Income	41	34
Penalty on early repayment of long-term debt to Former Parent	(26)	—
Foreign exchange loss	(3)	(2)
	12	32
South Bow Corporation 2024 Consolidated Financial Statements | 30

Financial Covenants
South Bow is subject to certain financial covenants on its Facility as described in the following table. As at December 31, 2024, the Company was in compliance with covenants on its Facilities in all material respects.

Financial Covenant	Covenant [1]	As at December 31, 2024
Consolidated net debt-to-capitalization [2]	Not to exceed 65%	53%
Interest coverage ratio [3]	Not less than 2.50:1:00	4.46
1.Covenant terms defined within respective debt agreements.
2.Per the covenant, consolidated net debt is consolidated total debt less unrestricted cash and cash equivalents of the restricted parties. Total debt is defined as consolidated indebtedness of the Company excluding letters of credit and junior debt securities.
3.Interest coverage ratio is consolidated EBITDA to consolidated interest expense, for the trailing four quarters. Consolidated EBITDA is consolidated net income plus interest expense, income taxes, depreciation and amortization, and other non-cash items. Consolidated interest expense includes all interest paid excluding interest related to junior subordinated notes and upfront fees associated with the credit facility.
19.  Common Shares
The Company is authorized to issue an unlimited number of common shares and first and second preferred shares up to 20 per cent of the issued common shares outstanding.

U.S.$ millions, except where noted	Common Shares	Common Shares ($)
Balance at December 31, 2023	—	—
Issued on October 1, 2024	207,570,409	2,187
Issued on exercise of stock options	470,700	9
Balance at December 31, 2024	208,041,109	2,196
Prior to the Spinoff on October 1, 2024, the Company had nil common shares outstanding. The Former Parent's Net Investment represented the Company's accumulated net earnings from operations as well as the net effect of transactions between the Company and its Former Parent, including net capital distributions and contributions to the Company and cash generated from the Company’s operations.
Upon Spinoff on October 1, 2024, the Company issued a total of 207,570,409 common shares by distributing 0.2 shares of South Bow for each share held by TC Energy's shareholders of record as of the record date of September 25, 2024. Refer to Note 2, Basis of Presentation and Accounting Policies for additional details.
Dividends Declared
The Company's dividend payable of $104 million (US$0.50 per share) was declared on November 7, 2024, and was paid on January 31, 2025, to shareholders of record at the close of business on December 31, 2024.
South Bow Corporation 2024 Consolidated Financial Statements | 31

20. Net Income per Share
The following table summarizes the Company's net income per share for the years ended December 31, 2024 and 2023:

	Year Ended December 31,
U.S.$ millions, except shares and per share amounts	2024	2023
Net income	316	442
Weighted average common shares outstanding (millions) - basic [1]	207.6	207.6
Basic net income per share	1.52	2.13
Dilutive impact of share-based awards (millions) [1,2]	0.6	—
Weighted average common shares outstanding (millions) - diluted	208.2	207.6
Diluted net income per share	1.52	2.13
1.The common shares issued at Spinoff have been used for comparative periods as the Company had no common shares outstanding prior to Spinoff. For periods prior to Spinoff, it is assumed there were no dilutive equity instruments as there were no equity awards of South Bow outstanding prior to the Spinoff.
2.The dilutive impact considers the effect of the potential exercise of share-based awards and excludes any effect where the potential exercise would be anti-dilutive. At December 31, 2024, 0.2 million options were considered anti-dilutive.
21.  Employee Post-retirement Benefits
Defined Benefit Pension
Effective October 1, 2024, in connection with the Spinoff, pension obligations and the related Plan assets for participants were transferred to U.S. and Canada pension plans established by the Company. As the Plan sponsor, effective October 1, 2024, South Bow's consolidated balance sheets reflects the net overfunded pension asset equal to an excess of the fair value of the Plan assets over the projected benefit obligation ("PBO").
Benefit Obligations, Plan Assets, and Funded Status
As of October 1, 2024, the Company assumed from the Former Parent the PBO and Plan assets for South Bow Plan participants in connection with the Spinoff. The plans were remeasured to determine the obligations and related Plan assets to be transferred to South Bow as of Spinoff date.
The remeasurement completed at Spinoff resulted in the recognition of pension obligations of $87 million, net of pension plan assets of $88 million. The Company recognized a $4 million loss ($3 million after-tax) in AOCI for actuarial losses and prior service costs that had accrued over the lives of the Plans prior to Spinoff, primarily based on South Bow's proportionate share of the total projected pension obligation from the Former Parent prior to Spinoff.
The Company uses a December 31 measurement date for its pension obligation and the related Plan assets. The actuarial gains experienced upon remeasurement as of December 31, 2024 were offset against AOCI and attributable to increases in the discount rates used to measure the benefit obligations net of actual investment performance that was less than expected.
South Bow Corporation 2024 Consolidated Financial Statements | 32

The following table summarizes the changes in the benefit obligations and Plan assets for the year ended December 31, 2024 for the Company's Plans:

Year Ended December 31,
U.S.$ millions	2024
Change in benefit obligation
Benefit obligation - beginning of year	—
Canadian benefit obligation transferred on October 1, 2024	79
U.S. benefit obligation transferred on October 1, 2024	8
Service cost	2
Interest cost	1
Actuarial loss	(2)
Foreign exchange rate changes	5
Benefit obligation - end of year	93
Change in plan assets
Plan assets - beginning of year	—
Fair value of Canadian net plan assets as of October 1, 2024 pending transfer [1]	79
Fair value of U.S. net plan assets as of October 1, 2024	9
Actual return on plan assets	3
Employee contributions	—
Foreign exchange rate changes	5
Plan assets at fair value - end of year	96
Funded status - plan surplus	3
1.The plan assets remain in the Former Parent's pension trust and will be transferred in accordance with the Separation Agreement and EMA.
Components of Net Periodic Benefit Costs
South Bow reports the net periodic benefit costs for all Plans separately in the consolidated statements of income. The majority of the 2024 pension benefit cost for the Plan is calculated using an expected long-term rate of return on Plan assets of 6.60 per cent and a discount rate of 5.0 per cent.
The following table presents the components of the Company's net periodic benefit costs, prior to capitalization and co-owner allocations, for the year ended December 31, 2024:

Year Ended December 31,
U.S.$ millions	2024
Service cost	2
Interest cost	1
Expected return on plan assets	(2)
Net periodic benefit cost recognized	1
South Bow Corporation 2024 Consolidated Financial Statements | 33

Components of Accumulated Other Comprehensive Income
South Bow recognizes the overfunded or underfunded status of the Plans as an asset or liability on the consolidated balance sheets, with offsetting entries to AOCI. An updated measurement was performed as of December 31, 2024, the impact of which was recognized in AOCI as an actuarial gain.
The following tables provide the pre-tax components of AOCI for the year ended December 31, 2024:

As at December 31,
U.S.$ millions	2024
Change in plan assets and benefit obligation recognized in AOCI:
Opening AOCI	—
Separation-related adjustment	3
Net gain	3
Total recognized in AOCI at year-end	6
Average Remaining Service Period
For pension benefits, South Bow amortizes the unrecognized prior service costs (credits) and certain actuarial gains and losses reflected in AOCI, as applicable, based on participants’ average remaining service periods. The resulting remaining service periods for pension was 12.53 years as of December 31, 2024.
Assumptions
The measurement of the Plan obligations and costs of providing benefits under the Company's Plans involves various factors, including the development of valuation assumptions and inputs and accounting policy elections. The measurement of benefit obligations and costs is impacted by several assumptions and inputs, as shown below, among other factors. When developing the required assumptions, South Bow considers historical information as well as future expectations. Assumptions used to determine year-end benefit obligations are the assumptions used to estimate the subsequent year’s net periodic benefit costs.
Discount Rate
The discount rates are determined by developing a spot rate curve based on the yield to maturity of a universe of high-quality non-callable (or callable with make-whole provisions) bonds with similar maturities to the related pension obligation. The spot rates are used to discount the estimated future benefit distribution amounts under the pension plan. The discount rate is the single level rate that produces the same result as the spot rate curve. South Bow utilizes an analytical tool developed by its actuaries to determine the discount rates.
Expected Rate of Return
In determining the expected rate of return on assets, the Company considers historical economic indicators, including inflation and GDP growth, that impact asset returns, as well as expectations regarding future long-term capital market performance, weighted by target asset class allocations.
Mortality
The mortality assumption is composed of a base table that represents the current expectation of life expectancy of the population adjusted by an improvement scale that attempts to anticipate future improvements in life expectancy.
South Bow Corporation 2024 Consolidated Financial Statements | 34

The following assumptions were used to determine the benefit obligations for the Plans for 2024:

	Canadian Plan	U.S. Plan
	2024	2024
Assumptions for benefit obligations
Discount rate	4.70%	5.70%
Expected rate of return	6.90%	6.50%
Rate of compensation increase	3.5% per year	4.5% for 2024 3% thereafter
Estimated Future Benefit Payments
Estimated future benefit payments to participants over the next 10 years for the Plans as of December 31, 2024 are as follows:

U.S.$ millions
2025	3
2026	3
2027	3
2028	4
2029	8
2030 to 2034	25
Total estimated future benefits payments through 2034	46
Plan Assets
As earlier noted, the Plan assets remain in the Former Parent's pension trust and will be transferred in accordance with the Separation Agreement and EMA. Nonetheless, South Bow regularly evaluates its investment strategy to ensure that Plan assets will be sufficient to pay Plan benefits when due. Asset-liability matching studies are performed by a third-party consultant to set the asset mix by quantifying the risk-and-return characteristics of possible asset mix strategies. Investment and contribution policies are integrated within this study, and areas of focus include asset mix as well as interest rate sensitivity. The objective for the investment of the Plans funds is to generate sufficient returns at an appropriate level of risk.
The Company's Plan target asset allocations as of December 31, 2024 were as follows:

As at December 31, 2024	Target Allocation		Percentage of Plan Assets [1]
	Canadian Plan	U.S. Plan	Canadian Plan	U.S. Plan

Equity securities	70%	50%	55%	50%
Fixed income securities	30%	50%	24%	50%
Cash investments [1]	—%	—%	21%	—%
	100%	100%	100%	100%
1.Cash investments held within the Canadian plan represent funds received on December 31, 2024 which were subsequently invested. The allocation of assets does not include the pending asset transfer from Former Parent's pension trust.
The Company evaluated its Plans’ asset portfolios for the existence of significant concentrations of credit risk as of December 31, 2024. Types of concentrations that were evaluated include, but were not limited to, investment concentrations in a single entity, type of industry, foreign country, and individual fund. As of December 31, 2024, the Plans held no credit risk concentrations exceeding 10 per cent of plan assets.
South Bow Corporation 2024 Consolidated Financial Statements | 35

Fair Value Measurements
The following table presents Plan assets measured and recorded at fair value on the consolidated balance sheets on a recurring basis and their level within the fair value hierarchy as of December 31, 2024:

	Quoted Prices in Active Markets (Level I)
	As at December 31,
U.S.$ millions	2024	2023
Asset Category
Equity securities	4	—
U.S. bonds	4	—
Fair value of plan assets	8	—
22.  Risk Management and Financial Instruments
Risk Management Overview
The Company has exposure to various financial risks and has strategies, policies, and limits in place to manage the impact of these risks on its earnings and cash flows.
Risk management strategies, policies, and limits are designed to ensure the Company's risks and related exposures are in line with South Bow's business objectives and risk tolerance. The Company's risks are managed within limits that are established by the Board, implemented by senior Management and monitored by the risk management, internal audit, and business segment groups. South Bow's Audit Committee of the Board oversees how Management monitors compliance with risk management policies and procedures and oversees Management's review of the adequacy of the risk management framework.
Market Risk
The Company constructs and invests in crude oil pipeline systems, purchases and sells commodities, including amounts in foreign currencies, and invests in foreign operations. Certain of these activities expose the Company to market risk from changes in commodity prices, foreign exchange, and liquidity risk, which may impact the Company's earnings, cash flows, and the value of its financial assets and liabilities. The Company assesses contracts used to manage market risk to determine whether all, or a portion, meets the definition of a derivative.
Derivative contracts that the Company uses to assist in managing exposure to market risk may include the following:
•forwards and futures contracts – agreements to purchase or sell a specific financial instrument or liquids commodity at a specified price and date in the future; and
•options – agreements that convey the right, but not the obligation, of the purchaser to buy or sell a specific amount of a financial instrument or commodity at a fixed price, either at a fixed date or at any time within a specified period.
Commodity Price Risk
The Company's marketing business enters into pipeline and storage terminal capacity contracts as well as crude oil purchase and sale agreements, fixing a portion of the exposure on these contracts by entering into financial instruments to manage price fluctuations that arise from physical commodity transactions.
Sustained lower crude oil prices could lead to reduced investment in upstream development, expansion, and production, which could negatively impact opportunities for the Company to expand its asset base or re‑contract with customers as contractual agreements expire.
South Bow Corporation 2024 Consolidated Financial Statements | 36

Liquidity Risk
Liquidity risk is the risk that suitable sources of funding for the Company’s business activities may not be available. South Bow manages liquidity risk by maintaining bank credit facilities, continuously managing forecasted and actual cash flows, and monitoring the maturity profiles of financial assets and liabilities. The Company has access to a wide range of funding at competitive rates through capital markets and banks to meet the immediate and ongoing requirements of the business.
Foreign Exchange Risk
A small portion of the Company's entities generate all or most of their earnings in Canadian dollars and, since the Company reports its financial results in U.S. dollars, changes in the value of the Canadian dollar against the U.S. dollar can impact its net income. If the Company's Canadian dollar-denominated operations continue to grow, this exposure increases.
The Company is exposed to foreign exchange risk in its Canadian dollar functional currency entity which holds U.S dollar-denominated debt. This foreign exchange risk is offset by the designation of $1.1 billion of U.S. dollar-denominated Junior Notes as a net investment hedge in foreign operations at December 31, 2024 (2023 - nil). The net investment hedge is perfectly effective and foreign exchange gain or loss, as determined by the respective period end rate, is reported as cumulative translation adjustment within OCI. As at December 31, 2024, the fair value of the U.S. dollar-denominated Junior Notes designated as a net investment hedge was $1.1 billion and $67 million was recognized as cumulative translation adjustment in OCI for the year ended December 31, 2024.
Counterparty Credit Risk
South Bow's exposure to counterparty credit risk includes its cash and cash equivalents, accounts receivable, environmental provision, contractual recoveries and certain available-for-sale assets, and the fair value of derivative assets.
At times, the Company's counterparties may endure financial challenges resulting from commodity price and market volatility, economic instability, and political or regulatory changes. In addition to actively monitoring these situations, there are a number of factors that reduce the Company's counterparty credit risk exposure in the event of default, including:
•contractual rights and remedies together with the utilization of contractually-based financial assurances;
•the competitive position of the Company's assets and the demand for the Company's services; and
•potential recovery of unpaid amounts through bankruptcy and similar proceedings.
South Bow reviews financial assets carried at amortized cost for impairment using the lifetime expected loss of the financial asset at initial recognition and throughout the life of the financial asset. The Company uses historical credit loss and recovery data, adjusted for Management's judgment regarding current economic and credit conditions, along with reasonable and supportable forecasts to determine any impairment, which is recognized in plant operating costs and other in the consolidated statements of income.
The Company had no significant credit losses and no significant amounts impaired at December 31, 2024 and 2023 within normal trade accounts receivable. At December 31, 2024 and 2023, there were no significant credit risk concentrations.
The Company has $56 million in Keystone XL contractual recoveries from two counterparties and $114 million in Keystone contractual recoveries from certain customers related to variable toll disputes with the CER. These recoveries are part of the indemnity adjustments with the Company's Former Parent. Refer to Note 4, Spinoff Transaction for additional information related to indemnification.
The Company has significant credit and performance exposure to financial institutions that hold cash. The Company’s portfolio of financial sector exposure consists primarily of highly-rated investment-grade, systemically important financial institutions.
South Bow Corporation 2024 Consolidated Financial Statements | 37

Non-derivative Financial Instruments
Fair Value of Non-derivative Financial Instruments
Available-for-sale assets are recorded at fair value, which is calculated using quoted market prices where available. Certain non‑derivative financial instruments included in cash and cash equivalents, accounts receivable, environmental provision recovery, contractual recoveries, other current assets, other long-term assets, accounts payable and other, and other long-term liabilities have carrying amounts that approximate their fair value due to the nature of the item or the short time to maturity. Each of these instruments are classified in Level II of the fair value hierarchy.
Credit risk has been taken into consideration when calculating the fair value of non-derivative financial instruments.
Balance Sheet Presentation of Non-derivative Financial Instruments
The following table details the fair value of non-derivative financial instruments, excluding those where carrying amounts approximate fair value, and would be classified in Level II of the fair value hierarchy:

As at December 31,	2024		2023
U.S.$ millions	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Long-term debt due to affiliates	—	—	(5,967)	(6,163)
Senior long-term debt due to third party	(4,629)	(4,598)	—	—
Junior long-term debt due to third party	(1,087)	(1,135)	—	—
Available-for-sale Assets Summary
The following tables summarizes additional information about the Company's LMCI restricted investments that were classified as available‑for‑sale assets:

	As at December 31,
U.S.$ millions	2024	2023
Fair value of fixed income securities [1,2]
Maturing within 1 year	—	1
Maturing within 1-5 years	—	—
Maturing within 5-10 years	—	—
Maturing after 10 years	80	78
	80	79
1.Available-for-sale assets are recorded at fair value and included in other long-term assets on the Company's consolidated balance sheets.
2.Classified in Level II of the fair value hierarchy.

	Year Ended December 31,
U.S.$ millions	2024	2023
Net unrealized (losses) gains [1]	(1)	8
Net realized losses [1,2]	(2)	(5)
1.Unrealized and realized gains (losses) arising from changes in the fair value of LMCI restricted investments impact the subsequent amounts to be collected through tolls to cover future pipeline abandonment costs. As a result, the Company records these gains and losses within other long-term assets and liabilities.
2.Realized losses on the sale of LMCI restricted investments are determined using the average cost basis.
South Bow Corporation 2024 Consolidated Financial Statements | 38

Derivative Instruments
Fair Value of Derivative Instruments
The fair value of commodity derivatives has been calculated using quoted market prices where available. In the absence of quoted market prices, third-party broker quotes or other valuation techniques have been used. Credit risk has been taken into consideration when calculating the fair value of derivative instruments. Unrealized gains and losses on derivative instruments are not necessarily representative of the amounts that will be realized on settlement.
Even though the derivatives are considered to be effective economic hedges, they do not meet the specific criteria for hedge accounting treatment or are not designated as a hedge and are accounted for at fair value with changes in fair value recorded in net income in the period of change. This may expose the Company to increased variability in reported earnings because the fair value of the derivative instruments can fluctuate significantly from period to period.
Balance Sheet Presentation of Derivative Instruments
The balance sheet classification of the fair value of held-for-trading, commodity derivative instruments was as follows:

	As at December 31,
U.S.$ millions	2024	2023
Other current assets (Note 7)	188	527
Total derivative assets	188	527
Accounts payable and other (Note 13)	(219)	(552)
Total derivative liabilities	(219)	(552)
Total derivatives [1,2]	(31)	(25)
1.Fair value equals carrying value.
2.Includes purchases and sales of crude oil.
The majority of derivative instruments held-for-trading have been entered into for risk management purposes and all are subject to South Bow's risk management strategies, policies, and limits. These include derivatives that have not been designated as hedges or do not qualify for hedge accounting treatment but have been entered into as economic hedges to manage the Company's exposures to market risk.
Notional and Maturity Summary
The maturity and notional amount or quantity outstanding related to the Company's liquids commodity derivative instruments was as follows:

	As at December 31,
	2024	2023
Net purchases volumes (millions of barrels)	(14)	(7)
Maturity dates (year)	2025	2024
Unrealized and Realized Gains (Losses) on Commodity Derivative Instruments

	Year Ended December 31,
U.S.$ millions	2024	2023
Derivative instruments held-for-trading [1]
Unrealized losses	(6)	(26)
Realized gains	459	458
Gains on derivatives	453	432
1.Realized and unrealized gains (losses) on derivative instruments held-for-trading used to purchase and sell crude oil are included on a net basis in revenues on the consolidated statements of income.
South Bow Corporation 2024 Consolidated Financial Statements | 39

Offsetting of Derivative Instruments
South Bow enters into commodity derivative contracts with the right to offset in the normal course of business as well as in the event of default. The Company has no master netting agreements; however, similar contracts are entered into containing rights to offset.
The Company has elected to present the fair value of derivative instruments with the right to offset on a gross basis on the consolidated balance sheets.
The following tables show the impact on the presentation of the fair value of derivative instrument assets and liabilities had the Company elected to present these contracts on a net basis:

As at December 31, 2024	Gross Derivative Instruments	Amounts Available for Offset [1]	Net Amounts
U.S.$ millions
Derivative instrument assets	188	(187)	1
Derivative instrument liabilities	(219)	187	(32)
1.Amounts available for offset do not include cash collateral pledged or received.

As at December 31, 2023	Gross Derivative Instruments	Amounts Available for Offset [1]	Net Amounts
U.S.$ millions
Derivative instrument assets	527	(516)	11
Derivative instrument liabilities	(552)	516	(36)
1.Amounts available for offset do not include cash collateral pledged or received.
With respect to the derivative instruments presented above, the Company provided cash collateral of $66 million and letters of credit of $16 million at December 31, 2024 (2023 – $70 million and nil, respectively) to its counterparties. At December 31, 2024, the Company held no cash collateral and $70 million in letters of credit (2023 – nil and $3 million, respectively) from counterparties on asset exposures.
Credit Risk-related Contingent Features of Derivative Instruments
Derivative contracts entered into to manage market risk often contain financial assurance provisions that allow parties to the contracts to manage credit risk. These provisions may require collateral to be provided if a credit risk-related contingent event occurs, such as a downgrade in South Bow's credit rating to non-investment grade. The Company may also need to provide collateral if the fair value of its derivative financial instruments exceeds pre-defined exposure limits. The Company has provided collateral for the derivative instruments with credit risk-related contingent features, recorded within other current assets on the consolidated balance sheets. At December 31, 2024 and 2023, there were no other derivative instruments that had credit risk-related features for which collateral was not provided.
Fair Value Hierarchy
The Company's financial assets and liabilities recorded at fair value have been categorized into three categories based on a fair value hierarchy.

Levels	How Fair Value Has Been Determined
Level I	Quoted prices in active markets for identical assets and liabilities that the Company has the ability to access at the measurement date. An active market is a market in which frequency and volume of transactions provides pricing information on an ongoing basis.
Level II	This category includes commodity derivatives where fair value is determined using the market approach. Inputs include yield curves and broker quotes from external data service providers.
Level III
This category includes long-dated transactions in certain markets where liquidity is low and the Company uses the most observable inputs available or alternatively long-term broker quotes or negotiated commodity prices that have been contracted for under similar terms in determining an appropriate estimate of these transactions.
There is uncertainty caused by using unobservable market data which may not accurately reflect possible future changes in fair value.

South Bow Corporation 2024 Consolidated Financial Statements | 40

The fair value of the Company's derivative assets and liabilities measured on a recurring basis, including both current and non‑current portions, were categorized as follows:

	Quoted Prices in Active Markets (Level I)	Significant Other Observable Inputs (Level II) [1]	Significant Unobservable Inputs (Level III) [1]	Total
U.S.$ millions
Derivative instrument assets	184	4	—	188
Derivative instrument liabilities	(203)	(16)	—	(219)
As at December 31, 2024	(19)	(12)	—	(31)

Derivative instrument assets	506	21	—	527
Derivative instrument liabilities	(527)	(25)	—	(552)
As at December 31, 2023	(21)	(4)	—	(25)
1.There were no transfers from Level II to Level III for the years ended December 31, 2024 and 2023.
23.  Changes in Operating Working Capital

	Year Ended December 31,
U.S.$ millions	2024	2023
Decrease (increase) in accounts receivable	101	(251)
(Increase) decrease in inventories	(50)	63
(Increase) decrease in other current assets	(32)	274
Decrease in accounts payable and other	(81)	(120)
Decrease in operating working capital	(62)	(34)
24.  Commitments, Contingencies, and Guarantees
Commitments
The Company's commitments as at December 31, 2024 are below:

U.S.$ millions	Total	2025	2026	2027	2028	2029	Thereafter
Long-term debt principal repayments	5,756	—	—	700	—	1,000	4,056
Interest payments	5,165	327	330	316	294	280	3,618
Transportation by other parties [1]	13	10	3	—	—	—	—
Capital expenditures [2]	125	120	5	—	—	—	—
Other	3	1	1	1	—	—	—
	11,062	458	339	1,017	294	1,280	7,674
1.Contractual obligations are based on demand volumes and exclude any variable charges incurred when volumes flow.
2.Capital expenditures primarily relate to expenditures for the Blackrod Connection Project. Amounts are estimates and subject to variability based on timing of construction and project requirements. Expenditures include obligations for growth projects and are presented based on projects proceeding as currently planned. Any changes to projects including timing or possible cancellation could change these estimates.
The Company has long-term crude oil transportation agreements as well as other purchase obligations, all of which are transacted at market prices and in the normal course of business. Purchases under these contracts in 2024 were $49 million (2023 – $47 million).
At December 31, 2024, the Company had capital expenditure commitments totaling approximately $125 million (2023 – $5 million).
South Bow Corporation 2024 Consolidated Financial Statements | 41

Contingencies
Variable Toll Disputes
In 2019 and 2020, certain Keystone customers initiated complaints before FERC and the CER regarding certain costs within the variable toll calculation. In February 2023, FERC released its initial decision in respect of the complaint, which addressed previously charged tolls recognized in prior periods. As a result of this decision, the Company recorded an adjustment of $42 million related to tolls previously charged between 2018 and 2022, which was accrued by the Company in 2023.
On July 25, 2024, FERC released its Order on Initial Decision (“Order”) in respect of the complaint and as a result, South Bow recognized an additional estimated liability of $19 million during the three months ended June 30, 2024. At December 31, 2024, the Company reduced the estimated liability by $11 million and recognized a $8 million pre-tax charge for the year ended December 31, 2024 with respect to the decision. Subsequent rulings, if any, will be subject to the indemnity provisions as outlined in the Separation Agreement. On October 8, 2024, South Bow submitted a compliance filing, which is subject to final FERC approval. On January 7, 2025 deadlines in relation to the FERC Order process were extended with a final ruling expected in 2025.
The Company has recorded receivables related to its dispute with shippers for amounts expected to be collected in the future for variable tolls.
While the Company believes it has strong arguments that the variable tolls in dispute were properly calculated and applied, any amounts above the current accrued amounts that may ultimately be payable or receivable in respect of these disputes are indeterminable at this time; however, such amounts may be material. These disputes are subject to the indemnification with the Company's Former Parent. Refer to Note 4, Spinoff Transaction.
Milepost 14 Incident
In December 2022, the Milepost 14 incident occurred on the Keystone Pipeline, releasing 12,937 barrels of crude oil in Washington County, Kansas. As a result of the incident, the Company was subject to an Amended Corrective Action Order (“ACAO”) issued by the PHMSA. By June 2023, the recovery of all released volumes was completed, and by October 2023, creek restoration was finished, restoring natural flows to Mill Creek. Refer to Note 14, Keystone Environmental Provision of the accompanying financial statements for additional information. In January 2025, the Company received PHMSA approval of the remedial work plan. This approval culminates the completion of 2,145 miles of inline inspections across the Keystone system and 68 investigative excavations over the past two years. In March, 2025, South Bow received approval from PHMSA to lift the pressure restriction on the affected segment to 72% of the specified minimum yield strength of the pipeline. The affected segment includes the section of the pipeline where the MP-14 incident occurred.
In the fourth quarter of 2024, South Bow recognized an additional provision for $30 million for its best estimate of incremental costs in relation to the Milepost 14 incident. South Bow also recognized a receivable for 86 per cent ($26 million) representing its Former Parent share of this anticipated incremental cost pursuant to the indemnity clauses in the Separation Agreements.
South Bow Corporation 2024 Consolidated Financial Statements | 42

Other Proceedings
In addition to the proceedings above, the Company is subject to various legal proceedings, arbitration, and actions arising in the normal course of business. The amounts involved in such proceedings are not reasonably estimable as the final outcome of such legal proceedings cannot be predicted with certainty. It is the opinion of Management that the ultimate resolution of such proceedings and actions will not have a material impact on the Company's financial position or results of operations.
Guarantees
The Company and its partners in the Grand Rapids Partnership have guaranteed the financial performance of these entities either jointly and severally, jointly, or severally. These guarantees primarily cover construction services and liabilities. Payments made by the Company under these guarantees exceeding its ownership interest are reimbursed by its partners. The maximum term of the C$56 million guarantees is to 2043 and at December 31, 2024, the Company's share of the maximum potential exposure was $39 million (2023 - $42 million) and carrying value is nil (2023 - $1 million).
25.  Variable Interest Entities
Consolidated VIEs
Certain of the Company’s assets and liabilities are held through VIEs in which the Company holds a 100 per cent voting interest, the VIE meets the definition of a business, and the VIE’s assets can be used for general corporate purposes. The consolidated VIEs whose assets cannot be used for purposes other than for the settlement of the VIE’s obligations, or are not considered a business, were as follows:

	As at December 31,
U.S.$ millions	2024	2023
ASSETS
Current assets
Cash and cash equivalents	—	2
Accounts receivable	3	2
	3	4
Plant, property and equipment	182	130
	185	134
LIABILITIES
Current liabilities
Accounts payable and other	41	33
	41	33
Other long-term liabilities	10	8
	51	41
South Bow Corporation 2024 Consolidated Financial Statements | 43

Non-consolidated VIEs
The carrying value of these VIEs and the maximum exposure to loss as a result of the Company's involvement with these VIEs were as follows:

	As at December 31,
U.S.$ millions	2024	2023
Balance sheet
Equity investments	641	719
Off-balance sheet
Guarantees	39	42
Maximum exposure to loss	680	761
As at December 31, 2024, amount due from non-consolidated VIEs is $4 million (2023 - $6 million) included in accounts receivable in the consolidated balance sheets. As at December 31, 2024, amount due to non-consolidated VIEs is $4 million (2023 - $6 million) included in accounts payable in the consolidated balance sheets.
26. Related Party Transactions
Prior to the Spinoff, South Bow did not operate as a standalone business and its Former Parent was responsible for providing the Company's administrative and operating services (referred to as "corporate expenses") necessary to operate the business. These allocated corporate expenses are capitalized or expensed based on the nature of underlying expenditure. In addition, the Company also incurs operating costs provided by subsidiaries of its Former Parent that are not allocated but are direct costs. These direct costs are capitalized or expensed based on the nature of underlying expenditure. These transactions were considered related party transactions up to September 30, 2024, the day prior to Spinoff.
South Bow Corporation 2024 Consolidated Financial Statements | 44

The allocated corporate expenses, direct operating costs, interest expense on long-term debt due to affiliates of South Bow's Former Parent, and interest income with affiliates of its Former Parent were as follows:

	Year Ended December 31,
U.S.$ millions	2024	2023
Allocated corporate expenses
Plant operating costs and other	89	143
Plant, property and equipment	3	3
Equity investments [1]	2	13
	94	159
Direct operating costs
Plant operating costs and other	81	123
Plant, property and equipment	4	4
Equity investments [2]	1	6
	86	133

Interest income with affiliates of Former Parent	—	22
Interest expense on long-term debt to affiliates of Former Parent	270	211
Return of capital payment [3]	24	—
1.For the year ended December 31, 2024, $2 million impacted income from equity investments (2023 - $11 million).
2.For the year ended December 31, 2024, $1 million impacted income from equity investments (2023 - $5 million).
3.On September 30, 2024, the Company declared a return of capital distribution and paid it on October 1, 2024.

	As at December 31,		Affected Line Item on the Consolidated Balance Sheets
U.S.$ millions	2024	2023
Due from affiliates of Former Parent	—	3	Accounts receivable
Due to affiliates of Former Parent	—	104	Accounts payable and other
Long-term debt to affiliates of Former Parent	—	5,967	Long-term debt
South Bow Corporation 2024 Consolidated Financial Statements | 45